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February 5, 2024

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Jenn Do, Angela Connell, Tyler Howes and Suzanne Hayes

Re: Metagenomi, Inc.

Risa Stack Resignation Letter

Dear Ladies and Gentlemen:

On behalf of Metagenomi, Inc. (the “Company”), we submit the enclosed resignation letter (the “Resignation Letter”) of Risa Stack, a member of the board of directors (the “Board”) of the Company. The Resignation Letter was delivered to the Company to inform it that Ms. Stack will automatically resign as a member of the Board, effective as of immediately prior to, and contingent upon, the effectiveness of the Company’s registration statement on Form S-1.

This letter is being furnished to the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission in accordance with Section 11(b)(1) of the Securities Act of 1933, as amended, to notify the Staff that Ms. Stack will not be responsible for the contents of the Company’s registration statement on Form S-1 (File No. 333-276413), including any amendments thereto.

If you should have any questions regarding these matters, please contact the undersigned at (212) 813–8853.

Sincerely,

/s/ Edwin M. O’Connor
Edwin M. O’Connor, Esq.

cc:

Brian C. Thomas, Ph.D., Metagenomi, Inc.
Mitchell S. Bloom, Goodwin Procter LLP
Justin S. Platt, Goodwin Procter LLP

January 19, 2024

Board of Directors

Metagenomi, Inc.

1545 Park Avenue

Emeryville, CA 94608

Re: Director Resignation

Ladies and Gentlemen:

I, Risa Stack, write to inform you that I hereby automatically resign from the board of directors (the “Board”) of Metagenomi, Inc., a Delaware corporation (the “Company”), and all committees of the Board, effective as of immediately prior to, and contingent upon, the effectiveness of the Company’s registration statement on Form S-1 in connection with the Company’s initial public offering, and that I will not be responsible for any part of such registration statement.

Very truly yours,

/s/ Risa Stack
Risa Stack